December 2, 2013

H. Roger Schwall

Assistant Director

Office of Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Valero Energy Partners LP

Amendment No. 2 to Registration Statement on Form S-1

Filed November 15, 2013

File No. 333-191259

Dear Mr. Schwall:

Pursuant to discussions with the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, set forth as attachments to this letter are marked copies of the following:

•

Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”) showing all changes in Amendment No. 1 compared to the initial filing of the Registration Statement; and

•	Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, showing all changes in Amendment No. 2 compared to Amendment No. 1.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (210) 345-5817, or Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734.

Sincerely,

/s/ Joseph W. Gorder

Joseph W. Gorder

Chief Executive Officer

Valero Energy Partners GP LLC

cc:	Gerald M. Spedale

Jay D. Browning

Lawrence M. Schmeltekopf